Exhibit 99.1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Faeth Therapeutics, Inc.

Dated: August 14, 2026

KHOSLA VENTURES VI, LP

By: Khosla Ventures Associates VI, LLC, a Delaware limited liability company and general partner of Khosla Ventures VI, LP

By: /s/ John Demeter
John Demeter, as attorney in fact for Vinod Khosla, as Managing Member

KHOSLA VENTURES ASSOCIATES VI, LLC

By: /s/ John Demeter
John Demeter, as attorney in fact for Vinod Khosla, as Managing Member

KHOSLA VENTURES SEED D, LP

By: Khosla Ventures Associates Seed Associates D, LLC, a Delaware limited liability company and general partner of Khosla Ventures Seed D, LP

By: /s/ John Demeter
John Demeter, as attorney in fact for Vinod Khosla, as Managing Member

KHOSLA VENTURES SEED ASSOCIATES D, LLC

By: /s/ John Demeter
John Demeter, as attorney in fact for Vinod Khosla, as Managing Member

VK SERVICES, LLC

By: /s/ John Demeter
John Demeter, as attorney in fact for Vinod Khosla, as Manager

By: /s/ John Demeter

John Demeter, as attorney in fact for
Vinod Khosla, in his individual capacity